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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                                TRIBUNE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock (Without Par Value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  896047 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas E. Chomicz, Esq.
                               John P. Vail, Esq.
                              Quarles & Brady LLC
                      500 West Madison Street, Suite 3700
                            Chicago, Illinois 60661
                                 (312) 715-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 12, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 896047 10 7              SCHEDULE 13D
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Robert R. McCormick Tribune Foundation
    I.R.S. Identification No. 36-3689171
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Illinois
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    38,413,876
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    -0-
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    38,413,876
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     12.30%
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)


--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 9 TO SCHEDULE 13D

         This Amendment No. 9 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed to report the Foundation's approval of a plan to sell a portion of its shares of common stock of Tribune Company (the "Issuer") in market transactions in order to raise cash that is needed by the Foundation for its operations and charitable activities.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to report that:

         With respect to the shares of Common Stock owned by the Foundation, the Foundation will be engaged in a continuing evaluation of the Issuer's financial condition, operations and prospects, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation's financial condition, operations and long and short-term financial needs to carry out its exempt purposes. Based upon such evaluation and the course of future developments, the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Common Stock or disposing of its shares of Common Stock in the open market, block trades, privately negotiated transactions or otherwise.

         On December 12, 2003, the Board of Directors of the Foundation adopted a plan that authorized the President of the Foundation to sell shares of Common Stock in the aggregate amount of $40 million in one or more market transactions at any time or from time to time over a nine (9) month period commencing January 1, 2004 in accordance with Rule 144 promulgated under the Securities Act of 1933 for the purpose of raising cash for ongoing operations and charitable programs. The President, based on consultation with and advice from the Foundation's investment adviser and without further participation or input from the Board, has the authority to determine the timing of the sale or sales of shares, the price at which any sale or sales will be made and the volume of shares to be sold at any one time. It is the intention of the Foundation that its plan constitute one that is in compliance with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934 and that the plan be interpreted to comply with the requirements of Rule 10b5-1(c).

         On occasion the Foundation has in the past made grants of shares of Common Stock in furtherance of its charitable purposes. Although the Foundation does not have any specific plan or proposal to make charitable grants of shares of Common Stock, the Foundation reserves the right to do so.

         Other than as set forth above, the Foundation currently has no specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

         Schedule A to the originally filed Schedule 13D, as amended in previous Amendments, which sets forth the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of the Foundation, is amended in its entirety as set forth in Schedule A attached hereto.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and 5(c) are hereby amended and restated in their entirety to report that:

         (a) As of December 12, 2003, the Foundation beneficially owns 38,413,876 shares of Common Stock, which represents approximately 12.3% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 312,250,215 shares of Common Stock being issued and outstanding at October 27, 2003 according to the Form 10-Q filed by the Issuer with the Commission for the quarterly period ended September 28, 2003. This number of outstanding shares excludes 83,441,765 shares of Common Stock held by subsidiaries and affiliates of the Issuer. It is the foregoing percentage that is reported on the cover page of this Amendment No. 9 to Schedule 13D. However, according to the Schedule 14A filed with the Commission on March 28, 2003 (the "Proxy Statement"), the Issuer had 1,012,497 shares of Series B Convertible Preferred Stock, without par value (the "Preferred Stock"), issued and outstanding as of March 11, 2003. The Preferred Stock is entitled to vote together as a class with the Common Stock with regard to all matters submitted to a vote at a meeting of shareholders, with each share of Common Stock being entitled to one vote and each share of Preferred Stock being entitled to 18.32 votes. Assuming that the number of shares of Preferred Stock set forth above continues to be issued and outstanding, the Foundation's percentage of the total votes eligible to be cast by holders of the Common Stock and the Preferred Stock voting together as a class is 12.14%. The Preferred Stock does not include Series C Preferred, Series D-1 Preferred or Series D-2 Preferred which are non-voting on most matters.

         To the best knowledge of the Foundation, Schedule B attached hereto and incorporated herein sets forth the number and percentage of shares of Common Stock beneficially owned by each executive officer or director of the Foundation.

         (c) The Foundation has not effected during the past 60 days any transaction in any shares of Common Stock.

         To the best knowledge of the Foundation, Schedule C attached hereto and incorporated herein sets forth all transactions in shares of Common Stock effected during the past 60 days by any executive officer or director of the Foundation.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this Amendment No. 9 to Schedule 13D.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 22, 2003               ROBERT R. McCORMICK TRIBUNE
                                FOUNDATION


                                By: /s/ Richard A. Behrenhausen
                                    ---------------------------------
                                    Richard A. Behrenhausen
                                    President and Chief Executive Officer

                                   SCHEDULE A


                        EXECUTIVE OFFICERS AND DIRECTORS
                    OF ROBERT R. McCORMICK TRIBUNE FOUNDATION


         Set forth below are the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any other organization in which such employment is conducted, of each executive officer and director of the Foundation. Each person listed below is a citizen of the United States.


Name and Residence                   Principal Occupation or Employment

Richard A. Behrenhausen              Robert R. McCormick Tribune Foundation  (1)
27 West 621 Swan Lake Drive          Chief Executive Officer/President
Wheaton, Illinois  60187             Cantigny Foundation  (2)
                                     Cantigny First Division Foundation  (2)
                                     President

Charles T. Brumback  (6)             Tribune Company  (3)
1500 North Lake Shore Drive          Retired
Chicago, Illinois  60610

James C. Dowdle  (6)                 Tribune Company  (3)
1040 Romona Road                     Retired
Wilmette, Illinois  60091

Dennis J. FitzSimons  (6)            Tribune Company  (4)
9519 Monticello Avenue               President and Chief Executive Officer
Evanston, Illinois  60201

Jack Fuller  (6)                     Tribune Publishing Company  (5)
2525 Hartzell Street                 President
Evanston, Illinois  60201

J. Nicholas Goodban                  Robert R. McCormick Tribune Foundation  (1)
425 Prospect                         Senior Vice President/Philanthropy
Elmhurst, Illinois  60126

SCHEDULE A CONTINUED

David L. Grange                      Robert R. McCormick Tribune Foundation  (1)
27 West 631 Swan Lake Drive          Executive Vice President
Wheaton, Illinois  60187               and Chief Operating Officer
                                     Cantigny Foundation  (2)
                                     Vice President and Secretary
                                     Cantigny First Division Foundation  (2)
                                     Vice President and Assistant Secretary

John W. Madigan  (6)                 Tribune Company  (4)
1160 Laurel Avenue                   Retiring Chairman, President
Winnetka, Illinois  60093              and Chief Executive Officer
                                     Cantigny Foundation  (2)
                                     Cantigny First Division Foundation  (2)
                                     Robert R. McCormick Tribune Foundation  (1)
                                     Chairman

Louis J. Marsico, Jr.                Robert R. McCormick Tribune Foundation  (1)
740 Longview Land                    Vice President/Finance & Administration
Palatine, Illinois  60067            Cantigny Foundation  (2)
                                     Cantigny First Division Foundation  (2)
                                     Vice President and Treasurer


----------------------------------

(1) The address of the Robert R. McCormick Tribune Foundation is 435 North Michigan Avenue, Suite 770, Chicago, Illinois 60611-4041.
(2) The address of the Cantigny Foundation and the Cantigny First Division Foundation is 1 S 151 Winfield Road, Wheaton, Illinois 60187.
(3) Mr. Brumback and Mr. Dowdle maintain a business address c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611.
(4) The address of the Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(5) A subsidiary of the Issuer. The address of the Tribune Publishing Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(6) Each of these individuals is a director of both the Cantigny Foundation and the Robert R. McCormick Tribune Foundation.

                                   SCHEDULE B

                         BENEFICIAL OWNERSHIP OF SHARES
                      OF COMMON STOCK BY EXECUTIVE OFFICERS
                         AND DIRECTORS OF THE FOUNDATION

                               Aggregate
                               Number of
                               Shares of
                               Common               Percent                                                          Shared Power
                               Stock Beneficially      Of      Sole Power to    Shared Power to    Sole Power to          To
        Name                   Owned(1)(2)          Class(3)       Vote(4)            Vote           Dispose(4)         Dispose
        ----                   ------------------   --------   -------------    ---------------    --------------    ------------
Richard A. Behrenhausen                3,242           *             3,242              0                 3,242             0

Charles T. Brumback                  589,496(5)        *           589,496              0               589,496             0

James C. Dowdle                      247,861(6)        *           247,861              0               247,861             0

Dennis J. FitzSimons                 877,419(8)        *           874,846          2,573(7)            874,846         2,573(7)

Jack Fuller                          369,986(9)        *           368,850          1,136(7)            368,850         1,136(7)

J. Nicholas Goodban                        0           *                 0              0                     0             0

David L. Grange                          200           *               200              0                   200             0

John W. Madigan                    1,975,391(10)       *         1,893,464         81,927(7)(11)      1,893,464        81,927(7)(11)

Louis J. Marsico, Jr.                    381           *               381              0                   381             0

--------------------

 *   Less than 1%

(1)  Any fractional shares have been rounded.

(2) Each of Messrs. Fuller, Madigan and FitzSimons have been allocated shares of Preferred Stock in their individual participant accounts in Tribune Company's Employee Stock Ownership Plan (ESOP). The number of shares of Common Stock reported in this column as beneficially owned by such individuals does not include shares of Common Stock to which their allocated number of shares of Preferred Stock are convertible because such individuals do not have the power to decide when or if to convert such shares to Common Stock. The decision whether to convert the Preferred Stock is within the discretion of The Northern Trust Company, as trustee of the ESOP.

(3) Based on 312,250,215 shares of Common Stock outstanding at October 27, 2003 as reported in the Issuer's Form 10-Q filed for the quarterly period ended September 28, 2003. This excludes 83,441,765 shares held by subsidiaries and affiliates of the Issuer. According to the Schedule 14A filed with the Commission on March 28, 2003, the Issuer had 1,012,497 shares of Preferred Stock issued and outstanding which are entitled to vote as a class with the Common Stock and cast 18.32 votes per share (an aggregate of 18,548,945 votes). If the percentage in this column is calculated based upon the total votes eligible to be cast by holders of Common Stock and Preferred Stock taken together, the percentage of the total votes held by any executive officer or director would be less than 1% by an even greater amount.

(4) The number of shares shown in these columns includes the rights to acquire shares pursuant to stock options which are included in the aggregate number of shares beneficially owned by such executive officer or director.

(5) Excludes 4,300,800 shares of Common Stock owned by Cantigny Foundation, an Illinois not-for-profit corporation ("Cantigny") of which Mr. Brumback is a director and includes 204,000 shares owned by Mr. Brumback that he has pledged to secure a loan.

(6) Excludes 37,980 shares of Common Stock owned by the Sally S. Dowdle Revocable Trust dated March 3, 1999 over which Mr. Dowdle does not have any voting or investment power and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Dowdle is a director.

(7) Includes shares of Common Stock allocated to this person's individual participant account in the ESOP. Ownership is considered shared because voting rights are considered shared with the ESOP trustee. The ESOP trustee is:

               The Northern Trust Company, 50 South LaSalle Street
                             Chicago, Illinois 60675

(8) Includes 17,202 shares of Common Stock in Mr. FitzSimon's account under Tribune Company's Savings Incentive Plan and 2,573 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes the rights to acquire 453,959 shares of Common Stock pursuant to stock options which are available for exercise prior to February 10, 2004. Excludes approximately 1072 shares of Preferred Stock allocated to Mr. FitzSimons' individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. FitzSimons is a director.

(9) Includes approximately 1,136 shares of Common Stock allocated to Mr. Fuller's individual participant account in the ESOP. Also includes rights to acquire 260,382 shares of Common Stock pursuant to stock options which are available for exercise prior to February 10, 2004. Excludes approximately 485 shares of Preferred Stock allocated to Mr. Fuller's individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Fuller is a director.

(10) Includes 1,927 shares of Common stock allocated to Mr. Madigan's individual participant account in the ESOP. Also includes rights to acquire 1,101,254 shares of Common Stock pursuant to stock options which are available for exercise prior to February 10, 2004. Excludes 818 shares of Preferred Stock allocated to Mr. Madigan's individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Madigan is a director.

(11) Certain of these shares are owned by Mr. Madigan's wife, Holly. However, pursuant to the authority of Rule 13d-4, Mr. Madigan expressly declares that the filing of this Amendment No. 9 to Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by his wife. To the best of the Foundation's knowledge, the information called for by Item 2 of this Schedule 13D with respect to Mrs. Madigan is as follows:

        (a)      Name:             Holly W. Madigan
        (b)      Residence:        1160 Laurel Avenue, Winnetka, Illinois 60093
        (c)      Present Principal Occupation:      Homemaker
        (d)      Criminal Conviction:       No
        (e)      Civil Proceeding/Federal or State Securities Laws:   No
        (f)      Citizenship:      United States

                                   SCHEDULE C

                     TRANSACTIONS IN SHARES OF COMMON STOCK
                  EFFECTED DURING THE PAST 60 DAYS BY EXECUTIVE
                    OFFICERS AND DIRECTORS OF THE FOUNDATION

1. Mr. Madigan made a gift of 25,000 shares of Common Stock on December 3, 2003 and a gift of 4,450 shares of Common Stock on December 11, 2003.

2. Mr. Dowdle made a gift of 4,700 shares of Common Stock on December 16, 2003 to a private foundation of which he was the founder.



                                      C-1